FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

02055063

26 SEP 2002

02 SEP 30 AM 9:21

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a printed copy of 2002 interim report pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

LO Tai On
Director
Encl.

dlw 9/30

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

25 SEP 2002

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a printed copy of 2002 interim report pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

We hereby acknowledge receipt of the documents herein referred.

Dated this .... day of .... 19 ....

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

File No.82-4177

CHINA RESOURCES ENTERPRISE, LIMITED
2002 INTERIM REPORT


華潤

二零零二年中期報告

華潤創業有限公司

公司資料
Corporate Information

主席
寧高寧

Chairman
Ning Gaoning

副主席兼董事總經理
宋林

Deputy Chairman & Managing Director
Song Lin

副董事總經理
陳樹林
喬世波
閻飈
姜智宏

Deputy Managing Directors
Chen Shulin
Qiao Shibo
Yan Biao
Keung Chi Wang, Ralph

執行董事
劉百成
陳威武
王群
鍾義
鄺文謙

Executive Directors
Lau Pak Shing
Chan Wai Mo
Wang Qun
Zhong Yi
Kwong Man Him

非執行董事
蔣偉
謝勝喜

Non-Executive Directors
Jiang Wei
Xie Shengxi

獨立非執行董事
陳普芬
黃大寧
盧雲龍

Independent Non-Executive Directors
Chan Po Fun, Peter
Houang Tai Ninh
Loo Wun Loong, John

公司秘書
李業華

Company Secretary
Lee Yip Wah, Peter

核數師
德勤•關黃陳方會計師行

Auditors
Deloitte Touche Tohmatsu

股份過戶登記處
標準證券登記有限公司
香港中環干諾道111號
永安中心5樓

Share Registrars
Standard Registrars Limited
5/F Wing On Centre
111 Connaught Road Central, Hong Kong

註冊辦事處
香港灣仔港灣道26號
華潤大廈3908室

Registered Office
Room 3908, China Resources Building,
26 Harbour Road, Wanchai, Hong Kong

目錄
CONTENTS

財務概要
FINANCIAL HIGHLIGHTS

		截至六月三十日止六個月 Six months ended 30th June	
		二零零二年 港幣千元 **2002** **HK$'000**	二零零一年 港幣千元 2001 HK$'000
營業額	Turnover	**12,933,223**	12,059,464
經營溢利	Profit from operations	**925,166**	1,050,869
應佔聯營公司業績	Share of results of associates	**208,601**	247,167
股東應佔溢利	Profit attributable to shareholders	**720,069**	787,835
每股盈利（港幣元）[1]	Earnings per share (HK$)[1]	**0.35**	0.39
每股中期股息（港幣元）	Interim dividend per share (HK$)	**0.09**	0.08

		於二零零二年 六月三十日 港幣千元 **At 30th June** **2002** **HK$'000**	於二零零一年 十二月三十一日 港幣千元 At 31st December 2001 HK$'000
股東權益	Shareholders' funds	**12,768,982**	11,987,385
少數股東權益	Minority interests	**3,157,723**	2,867,842
綜合借款淨額	Consolidated net borrowings	**386,428**	1,684,944
淨負債比率[2]	Net Gearing[2]	**2.43%**	11.34%
流動比率	Current ratio	**173%**	160%
每股資產淨值：	Net assets per share:		
賬面值（港幣元）	Book value (HK$)	**6.15**	5.95

附註：

1. 每股盈利乃將股東應佔溢利除以期內已發行股份之加權平均數而計算。

2. 淨負債比率指借款淨額與股東權益及少數股東權益之比例。

Notes:

1. Earnings per share have been calculated by dividing the profit attributable to shareholders by weighted average number of shares in issue during the period.

2. Net gearing represents the ratio of net borrowings to shareholders' funds and minority interests.

營業額及溢利分析表
ANALYSIS OF TURNOVER AND PROFIT

		截至六月三十日止六個月 Six months ended 30th June	
		二零零二年 港幣千元 **2002** **HK$'000**	二零零一年 港幣千元 2001 HK$'000
各項業務之營業額	**Turnover by segment**		
石油及化學品經銷	Petroleum and Chemical Distribution	**4,557,996**	5,149,517
零售	Retail	**2,637,798**	1,893,776
食品加工及經銷	Food Processing and Distribution	**2,388,627**	2,854,054
飲品	Beverage	**1,845,602**	1,130,956
紡織	Textiles	**999,517**	—
物業	Property	**302,743**	727,221
投資及其他業務	Investments and Others	**272,646**	380,252
小計	Subtotal	**13,004,929**	12,135,776
對銷業務間之交易	Elimination of inter-segment transactions	**(71,706)**	(76,312)
總額	Total	**12,933,223**	12,059,464
各項業務之股東應佔溢利	**Profit attributable to shareholders by segment**		
石油及化學品經銷	Petroleum and Chemical Distribution	**181,172**	90,766
零售	Retail	**16,789**	(6,086)
食品加工及經銷*	Food Processing and Distribution*	**171,613**	220,662
飲品	Beverage	**41,606**	48,094
紡織	Textiles	**43,231**	—
物業	Property	**140,885**	249,108
投資及其他業務	Investments and Others	**188,595**	296,676
小計	Subtotal	**783,891**	899,220
公司總部利息淨額及費用	Net corporate interest and expenses	**(63,822)**	(111,385)
總額	Total	**720,069**	787,835

* 在剔除主要由於二零零一年私有化後股息分派港幣1,300,000,000元後而導致利息收入淨額下跌港幣43,100,000元後，期內純利相對去年僅輕微下跌3.2%。

* Excluding the decrease in net interest income of HK$43.1 million arising mainly from the post-privatisation dividend pay-out of HK$1,300 million in 2001, the net profit only fell slightly by 3.2% compared to the same period last year.

主席報告
CHAIRMAN'S STATEMENT

業績

本集團截至二零零二年六月三十日止六個月之未經審核綜合營業額及股東應佔溢利分別為港幣12,933,200,000元及港幣720,100,000元，較去年同期分別上升7.2%及下跌8.6%。然而，撇除二零零一年上半年出售了瀋陽華潤三洋壓縮機有限公司之25.5%股權所得之溢利港幣59,100,000元後，本集團截至二零零二年六月三十日止六個月之股東應佔溢利僅下跌1.2%。按加權平均股數基準計算的本集團每股盈利為港幣0.35元，而二零零一年上半年則為港幣0.39元。

RESULTS

The Group's unaudited consolidated turnover and profit attributable to shareholders for the six months ended 30th June 2002 amounted to HK$12,933.2 million and HK$720.1 million respectively, representing an increase of 7.2% and a decrease of 8.6% over the same period of last year. Excluding the profit of HK$59.1 million from the disposal of a 25.5% stake in China Resources (Shenyang) Sanyo Compressor Co., Ltd. in the first half of 2001, profit attributable to shareholders declined only by 1.2% for the six months ended 30th June 2002. Earnings per share for the Group, based on weighted average number of shares, was HK$0.35 compared with HK$0.39 in the first half of 2001.

中期股息

董事已宣派截至二零零二年十二月三十一日止年度之中期股息，每股港幣9仙（二零零一年：港幣8仙），合共約港幣186,700,000元（二零零一年：港幣161,100,000元），予於二零零二年十月七日名列於本公司股東名冊之股東。中期股息將於二零零二年十一月一日或前後派付。

INTERIM DIVIDEND

The Directors have declared an interim dividend for the year ending 31st December 2002 of HK9 cents per share (2001: HK8 cents) totalling approximately HK$186.7 million (2001: HK$161.1 million) to shareholders, whose names appear on the register of members of the Company on 7th October 2002. The interim dividend will be payable on or about 1st November 2002.

暫停辦理股份過戶登記

本公司將於二零零二年十月七日至二零零二年十月十一日期間（包括首尾兩天）暫停辦理股份過戶登記。為符合獲派中期股息之資格，所有填妥之過戶表格連同有關股票，必須於二零零二年十月四日下午四時正前交回本公司之股份過戶登記處 — 標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。

CLOSURE OF REGISTER

The Register of Members will be closed from 7th October 2002 to 11th October 2002, both days inclusive. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged into the share registrars of the Company, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 4th October 2002.

管理層討論與分析

業務回顧

石油及化學品經銷

本集團石油及化學品業務主要在中港兩地推廣及經銷石油產品、石油氣產品及化學產品。截至二零零二年六月三十日止六個月，營業額為港幣4,558,000,000元，較去年同期下跌11.5%。二零零二年上半年未計公司總部利息及費用前純利為港幣181,200,000元，較二零零一年上半年增長接近100%。本業務之表現與國際油價走勢及有效的存貨成本管理息息相關。雖然本業務之營業額有所下跌，但由於毛利率的提升及有效的市場推廣策略，反而取得更佳盈利。

石油及石油氣業務會向全球主要石油供應商採購煉油及石油氣產品，並將產品銷售予批發代理商及直銷客戶，包括船公司、巴士公司、航空公司、公用事業機構以及香港特別行政區政府(「香港政府」)。本業務亦透過於香港的19個石油及石油氣汽車加油站，以及於中國內地的22個石油汽車加油站經銷其產品。截至二零零二年六月三十日止六個月，石油業務營業額為港幣3,515,200,000元，較去年同期下跌13.8%。雖然石油產品總銷售量下降及售價下調，但透過有效的存貨成本控制措施，本業務大部份產品的毛利仍得以提升。本集團預期二零零二年下半年的石油需求將維持於現有水平。倘若石油輸出國組織維持其目前的

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

Petroleum and Chemical Distribution

The Group's petroleum and chemical operation is engaged principally in the marketing and distribution of petroleum, LPG and chemical products in Hong Kong and the Chinese Mainland. For the six months ended 30th June 2002, turnover amounted to HK$4,558.0 million, representing a decrease of 11.5% over the same period of last year. Net profit before corporate interest and expenses for the first half of 2002 amounted to HK$181.2 million, showing an increase close to 100% over that of last year. The performance of the operation relates closely to the international oil price trend and effective inventory cost management. Despite the decline in turnover, the operation has been able to achieve a higher profit due to improved profit margins and effective marketing strategies.

The petroleum and gas operation sells and distributes the refined oil and LPG products purchased from the world's major oil suppliers to wholesale agents and direct account customers including shipping companies, bus companies, airline, public utilities companies and the Government of the Hong Kong Special Administration Region ("the Hong Kong Government"). It also distributes its products through 19 petrol and LPG stations in Hong Kong and 22 petrol stations in the Chinese Mainland. For the six months ended 30th June 2002, turnover for the petroleum operation amounted to HK$3,515.2 million, representing a decrease of 13.8% over the same period last year. Despite the decrease in overall sales volume and fall in selling prices for the petroleum, the operation has been able to enhance the gross margins for most of its products through effective inventory cost control. The Group anticipates the current level of demand for petroleum to sustain in the second half of 2002. In the event oil production for OPEC remains at its present low level and tension in

低產量水平，以及中東局勢持續緊張，則國際油價可能上升。

the Middle East continues, international oil prices are likely to escalate.

香港的石油及石油氣汽車加油站在銷售量方面較去年同期錄得51.4%之顯著升幅。由於香港政府引入環保石油氣的士令到使用石油氣之車輛數目上升，以及加設了2個石油氣加油站之緣故，集團之石油氣加油站之石油氣銷售量較去年同期勁升超過80%。

Petrol and LPG stations in Hong Kong have experienced a remarkable increase of 51.4% in sales volume over the same period of last year. Sales volume for LPG sold at own stations soared by over 80% over last year due to the increasing number of LPG operated vehicles as a result of the introduction of environmental friendly LPG taxis by the Hong Kong Government and an addition of 2 new LPG stations.

化學品業務負責石油副產品、有機及無機化學品的市場推廣及經銷，於二零零二年上半年有賴中國內地的強大需求和更有效的經銷網絡，本業務表現出色。截至二零零二年六月三十日止六個月，本業務錄得營業額港幣438,000,000元，較去年同期上升40.8%，並相對去年同期轉虧為盈，錄得經營溢利港幣22,500,000元。

The chemical operation, which markets and distributes petroleum by-products, organic and inorganic chemicals, enjoyed a good performance in the first half of 2002 due to strong demand in the Chinese Mainland and improved distribution network. For the six months to June 2002, the operation reported a turnover of HK$438.0 million, up 40.8% against the same period of last year and an operating profit of HK$22.5 million, as compared to an operating loss last year.

零售

Retail

本集團零售業務截至二零零二年六月三十日止六個月錄得營業額達港幣2,637,800,000元，較去年同期增加39.3%，並相對去年同期之淨虧損港幣6,100,000元轉虧為盈，錄得未計公司總部利息及費用前純利為港幣16,800,000元。

The Group's retail segment reported a turnover of HK$2,637.8 million, up 39.3% over the same period of last year and a net profit before corporate interest and expenses of HK$16.8 million as compared to a net loss of HK$6.1 million for the same period last year.

超級市場

截至二零零二年六月三十日止六個月，超級市場業務錄得營業額港幣1,665,200,000元，較去年同期增加55.3%。於二零零二年六月底，香港與中國內地合共有450間自營連鎖店及特許經營店，相對去年同期的店舖數目為333間。與本集團策略一致，增長主要來自中國內地。在回顧期間，中國內地的店舖數目由265間增加至379間。鑑於中國內地的零售增幅顯著，本集團對其超級市場業務於二零零二年下半年的持續增長表示樂觀。

為了貫徹轉型為零售主導的經銷公司之策略方向，本集團已於二零零二年七月以人民幣372,000,000元的代價，向中國華潤總公司(「中國華潤」)收購了廣東省內最大型的大賣場營運商 — 華潤萬佳超級市場有限公司(「華潤萬佳」)(前稱萬佳百貨股份有限公司)的65%股權。華潤萬佳和本集團現有連鎖式超級市場的合併營運，使本集團成為按銷售額計廣東省內最大型的零售商，並將擔當實踐集團零售大計的先鋒。

品牌時尚產品經銷

本集團在中國內地之時尚品牌產品經銷業務保持平穩增長。二零零二年上半年，已就指定城市訂立協議經銷3項新品牌產品，使現有品牌總數增加至19項。截至二零零二年六月三十日止六個月，營業額增加30.0%至港幣399,400,000元，未計公司總部利息及費用前純利為

Supermarket

The supermarket operation reported a turnover of HK$1,665.2 million for the six months ended 30th June 2002, representing an increase of 55.3% over the same period last year. There were 450 self-operated and franchised stores in Hong Kong and the Chinese Mainland as at end of June 2002, compared with 333 for the same period last year. Consistent with the Group's strategy, growth mainly came from the Chinese Mainland. For the period under review, the number of stores in the Chinese Mainland grew from 265 to 379. Based on the remarkable retail growth for the Chinese Mainland, the Group has reasons to be optimistic for sustainable growth of its supermarket operations in the second half of 2002.

In keeping up with its strategic direction to transform into a retail-led distribution company, the Group acquired in July 2002 from China Resources National Corporation ("CRNC") of 65% equity interests in China Resources Vanguard Supermarket Company Limited ("China Resources Vanguard") (previously China Vanguard Super Department Company Limited), the largest hypermarket operator in Guangdong province at a consideration of RMB372 million. The combined operations of China Resources Vanguard and the existing supermarket chain of the Group enable the Group to become the largest retailer in Guangdong province in terms of sales and to spearhead the execution of our retailing plan.

Brand-fashion distribution

The Group's brand-fashion distribution business in the Chinese Mainland continues its stable growth. Agreements were signed for 3 new brands during the first half of 2002 for designated cities, making a total of 19 brands to-date. For the six months ended 30th June 2002, turnover rose 30.0% to HK$399.4 million while net profit before corporate interest and expenses amounted to HK$6.5 million. Substantial start up costs were incurred for brand development. As at

6,500,000元。進行品牌開發而產生了大量開辦費用。於二零零二年六月三十日，本集團共有727間自營及特許經營店舖，相對於二零零一年六月三十日只有520間。本集團正加強力度，透過開設更多新店舖及壯大經銷網絡，積極落實業務拓展計劃，期望帶來更佳溢利。

30th June 2002, the Group had 727 self-operated and franchised boutiques, compared with about 520 boutiques as at 30th June 2001. The Group is pushing ahead with its expansion plan through opening new shops and growing its distribution network with a view to improve profit.

香港零售

Hong Kong Retail

本集團作為業內最大型營運商之一，擁有以華潤百貨及中藝為名之9間百貨公司，所有店舖均位於香港之主要商業及購物區。於二零零二年六月底，未計設於華潤百貨內之店舖，本集團合共經營11間以「華潤堂」為名之獨立門店，銷售各類中成藥產品。於二零零二年上半年，位於灣仔及尖沙咀之中藝店舖已經過重新裝修，而中環華潤百貨已於本年度三月結業。儘管本地經濟疲弱，本集團零售店舖之營業額仍較二零零一年上半年增長11.5%達港幣573,200,000元。業務表現令人滿意乃由於奏效之市場推廣活動，以及部份店舖進行結業及裝修清貨之營業額比預期更為理想。預期二零零二年下半年，高失業率與經濟低迷之陰霾仍會繼續籠罩香港零售業。

The Group, being one of the largest operators in its field, owns a chain of 9 department stores under the household name of CRC Store and Chinese Arts & Craft Stores ("CAC Stores") located in the prime business and shopping districts of Hong Kong. Excluding stores within CRC Stores, the Group also operates 11 stores as of end of June 2002 under the brand name of "CRC Medichall" to sell Chinese drugs and medicines. In the first half of 2002, the CAC stores at Wanchai and Star House have been refurbished while the CRC Store at Central was closed for business in March this year. Despite the weak local economy, the Group's retail stores still achieved an 11.5% of turnover growth over the first half of 2001 to HK$573.2 million. The satisfactory performance was due to effective marketing campaigns and higher-than-expected closure and renovation sales for some of the stores. High unemployment and slow economy will continue to adversely affect the retail sector in Hong Kong for the second half of 2002.

食品加工及經銷

Food Processing and Distribution

二零零二年上半年，本集團之食品加工及經銷業務錄得港幣2,388,600,000元營業額，較去年同期下降16.3%。消費不振及年初時取消出口至香港之冷凍肉食配額的獨家代理權均導致收益減少。本集團透過審慎之市場策略以及增加直接向外

For the first half of 2002, the Group's food processing and distribution segment reported a turnover of HK$2,388.6 million, representing a decrease of 16.3% over that of last year. The weak consumption and lifting of the quota on frozen meats export to Hong Kong early this year have led to the decline in revenue. Through prudent marketing strategy and increased direct sourcing of foreign and Chinese

地及中國內地採購肉食產品，將冷凍肉食之毛利率大幅提升5.8個百分點。在回顧期間，未計公司總部利息及費用前純利達港幣171,600,000元。在剔除主要由於二零零一年私有化後股息分派港幣1,300,000,000元後而導致利息收入淨額下跌港幣43,100,000元，期內純利相對去年同期僅輕微下跌3.2%。

Mainland meat products, the Group has improved the gross profit margin of frozen meats substantially by 5.8 percentage points. Net profit before corporate interest and expenses for the period under review amounted to HK$171.6 million. Excluding the decrease in net interest income of HK$43.1 million arising mainly from the post-privatisation dividend pay-out of HK$1,300 million in 2001, the net profit only fell slightly by 3.2% compared to the same period last year.

二零零二年上半年，食品經銷業務經營溢利較去年同期下跌13.4%。此乃由於二零零一年上半年曾爆發禽流感及暫停進口泰國凍肉，導致對生豬需求異常殷切，因而產生本期經營溢利下跌之錯覺。二零零二年上半年，由於本集團致力開發和推出全新產品、加強銷售力度以及增加新客戶數目，使食品經銷業務之雜貨及其他食品經銷之營業額及經營溢利，分別較去年同期錄得13.7%以及6.9%之升幅。

Operating profit for the food distribution for the first half of 2002 was 13.4% below that of last year. The decline was distorted by the exceptionally high demand in the first half of 2001 for live pigs, triggered by the outbreak of bird flu and suspension of chilled meat from Thailand. The grocery and other food products within the food distribution operation reported an increase of 13.7% in turnover and 6.9% in operating profit for the first half of 2002 over last year, due to efforts taken by the Group to develop and launch new products, strengthen its sales force and increase the number of new customers.

食品生產及加工業務之雪糕生產環節表現甚佳。有關業績全賴本集團不斷投入資源擴充產品種類、提升銷售推廣及加快市場拓展。在回顧期間，雪糕業務的營業額相對去年同期增加23.3%，而經營溢利則大幅躍升34.1%。然而，由於供應至歐洲市場之南美鮮蝦供應商之競爭及日本市場消費下跌，食品生產及加工業務於二零零二年上半年之經營溢利較去年同期減少23.1%。

The ice-cream business under the food production and processing operation performed well. Such results are attributable to the Group's continuous efforts to expand the product range, enhance sales promotion and accelerate market exploration. For the period under review, turnover of ice-cream business rose 23.3% and operating profit jumped 34.1% compared to that of last year. However, due to competition from South American prawn suppliers to European market and the declining consumption in the Japanese market, operating profit for the food production and processing operation for the first half of 2002 fell by 23.1% when compared to last year.

在回顧期間，儘管屠場之屠宰量及其他業務之收益稍有回落，但經營溢利仍因效率提高及更有效之成本控制措施而較去年同期增加8.7%。

Due to enhanced efficiency and effective cost control, abattoir and other operations reported an 8.7% increase in operating profit for the period under review over that of last year, despite a slight decline in slaughtering volume and revenue.

飲品

本集團飲品業務於二零零二年首六個月之營業額為港幣1,845,600,000元，較去年同期增加63.2%。二零零二年上半年未計公司總部利息及費用前純利為港幣41,600,000元，較二零零一年同期下跌13.5%，主要是由於利息開支較高及進行全國性品牌廣告宣傳的費用所致。

啤酒及淨化水業務於二零零二年上半年之銷量分別約達1,129,000千升及123,000千升，分別較去年同期增加73.4%及17.1%。啤酒業務增長強勁主要有賴本集團藉著收購釀酒廠而擴充其中國內地市場份額的計劃。撇除由於新收購釀酒廠而造成的增長，瀋陽、大連、吉林、安徽、天津以及鞍山釀酒廠的銷量約有5.4%的合併內涵增長。連同本集團於本年度四月新收購位於武漢市的另一間釀酒廠，合共有27間釀酒廠，合併生產能力達每年3,700,000千升。本集團於新釀酒廠融入現有業務後將改善資源分配，從而提升釀酒業務的業績表現。

Beverage

The Group's beverage segment reported a turnover of HK$1,845.6 million for the first 6 months of 2002, representing an increase of 63.2% over that of last year. Net profit before corporate interest and expenses for the first half of 2002 amounted to HK$41.6 million, representing a 13.5% decline over the same period of 2001 mostly attributable to higher interest expenses and advertising costs for national brand.

Sales volume for beer and purified water for the first half of 2002 amounted to approximately 1,129,000 kilolitres and 123,000 kilolitres respectively, showing an increase of 73.4% and an increase of 17.1% over the same period last year. The strong growth for beer was attributable to the Group's plan to expand its market presence in the Chinese Mainland through acquisition of breweries. Ignoring the growth for the newly acquired breweries, breweries at Shenyang, Dalian, Jilin, Anhui, Tianjin and Anshan have contributed a combined organic growth of about 5.4% in sales volume. One additional brewery in Wuhan City was acquired by the Group in April this year, bringing the total number of breweries to 27 and a combined annual production capacity of 3,700,000 kilolitres. The Group will rationalise the allocation of resources on integration of the new breweries with the existing operation, thereby improving the bottom line of the brewery segment.

紡織

二零零二年一月，本集團向華潤(集團)有限公司收購其紡織品製造及經銷業務，代價約為港幣940,000,000元。

紡織業務自一九五零年代後期開展以來，已成為中國內地出口紡織紗線及紡織品往外國之最大出口商之一。本身已建立的紡織品經銷網絡將有利本集團壯

Textile

In January 2002, the Group acquired from China Resources (Holdings) Company Limited its textile manufacturing and distribution operations, at a consideration of approximately HK$940 million.

The textile business was established in the late 1950s and is now one of the largest players in the Chinese Mainland's export of textile yarn and fabrics to overseas. The distribution network thus far established will benefit the Group as a whole in advancing the Group's retail and

大中港兩地之零售及經銷業務。於二零零二年五月，已完成收購山東紡織品製造業務之少數股權。

distribution businesses in both Hong Kong and the Chinese Mainland. The acquisitions of minority equity stake for textile manufacturing operation at Shangdong have been completed in May 2002.

由收購起計截至二零零二年六月為止的五個月，本集團的新紡織業務已分別錄得營業額為港幣999,500,000元及未計公司總部利息及費用前純利為港幣43,200,000元。由於季節性因素、棉花價格相對較高、來自美國的需求減少以及配額成本急升等因素的影響，本集團的新紡織業務於截至二零零二年首六個月的表現顯得較為遜色。本集團預期聖誕節訂單將有助改善二零零二年下半年的表現。

For the five months to June 2002 since acquisition, the Group's new textile segment reported a turnover of HK$999.5 million and a net profit before corporate interest and expenses of HK$43.2 million. The performance in the first six months of 2002 was low due to seasonality, relatively high cotton prices, weakened demand from the United States and surge in quota costs. The Group anticipates improved performance in the second half of 2002 with the arrival of Christmas orders for the period.

物業

Property

本集團物業業務錄得營業額為港幣302,700,000元及未計公司總部利息及費用前純利為港幣140,900,000元，去年同期則分別錄得港幣727,200,000元及港幣249,100,000元。與去年同期數字之差額乃由於貫徹本集團減少物業發展業務之策略，務求更專注發展其核心業務。

The Group's property segment reported a turnover of HK$302.7 million and a net profit before corporate interest and expenses of HK$140.9 million as compared to last year of HK$727.2 million and HK$249.1 million respectively. The change to last year was due to the reduction in property development business consistent with the Group's strategy to focus on its core businesses.

物業發展

Property development

本集團物業發展業務，其中包括灝景灣項目55%的權益，於二零零二年上半年錄得營業額及未計公司總部利息及費用前純利分別為港幣66,100,000元（二零零一年：港幣498,300,000元）及港幣9,900,000元（二零零一年：港幣102,500,000元）。該發展項目已告完成，大部份住宅單位

The Group's Hong Kong property development segment, which comprises its 55% interest in the Villa Esplanada project, recorded a turnover of HK$66.1 million (2001: HK$498.3 million) and a net profit before corporate interest and expenses of HK$9.9 million (2001: HK$102.5 million) for first half of 2002. The development has been completed with all residential units substantially sold in prior years. As

已於以往年度內售出。於二零零二年六月底，僅餘3個住宅單位尚待認購；500個停車位之中已售出204個。

at end of June 2002, only 3 residential units were left unsold. Of the 500 car parks, 204 have been sold as at end of June 2002.

收租物業

Rental Properties

本集團的收租物業業務包括貨倉及冷倉倉庫、零售鋪位、商用及工業物業，錄得營業額港幣236,600,000元，較二零零一年上半年增加3.4%。二零零二年上半年未計公司總部利息及費用前純利為港幣131,000,000元，比對去年同期的數字為港幣146,600,000元。

The Group's rental properties segment, which comprises godown, cold storage warehouses, retail stores, office and industrial premises, reported a turnover of HK$236.6 million, representing an increase of 3.4% over the first half of 2001. Net profit before corporate interest and expenses amounted to HK$131.0 million for the first half of 2002 as compared to HK$146.6 million over the same period of last year.

本集團零售物業之總樓面面積約有398,000平方呎，該等物業均位於香港的黃金地段，包括銅鑼灣、旺角、尖沙咀及荃灣。於二零零二年六月，大部份零售鋪位均已租出。本集團持作工業、商用及住宅用途之收租物業之總樓面面積約有954,000平方呎，上述物業連同零售物業於二零零二年上半年為本集團帶來之租金收入總額為港幣148,600,000元。

The Group's retail properties, which are situated in the prime districts in Hong Kong including Causeway Bay, Mongkok, Tsimshatsui and Tsuen Wan, have a total floor area of approximately 398,000 square feet. As of June 2002, most retail properties were leased out. The Group's rental properties held for industrial, office and residential use, has a total floor area of approximately 954,000 square feet, which together with retail properties have contributed a total rental income of HK$148.6 million in the first half of 2002.

本集團是香港經營貨倉及冷倉倉庫業務的主要公司之一，於自置物業內營運的倉庫業務的總樓面面積約達1,550,000平方呎。由於經濟持續疲弱，故貨倉及冷倉倉庫使用率由去年同期的88%及85%分別下跌至本年的85%及82%。儘管競爭加劇及需求偏低，本業務於二零零二年上半年仍有平穩表現，營業額及純利分別錄得港幣88,100,000元（二零零一年：港幣82,300,000元）及港幣27,000,000元（二零零一年：港幣30,200,000元）。

The Group is one of the major godown and cold storage operators in Hong Kong with a total floor area of 1,550,000 square feet, operating at its own properties. Due to the poor economy, occupancy rates for godown and cold storage operations fell from last year's 88% and 85% to this year's 85% and 82% respectively. Despite the growing competition and low demands, the operation still reported a stable performance in turnover of HK$88.1 million (2001: HK$82.3 million) and net profit of HK$27.0 million (2001: HK$30.2 million) for the first half of 2002.

投資及其他

本集團其他投資業務錄得的營業額為港幣272,600,000元（二零零一年：港幣380,200,000元），未計公司總部利息及費用前純利為港幣188,600,000元（二零零一年：港幣296,700,000元）。撇除出售資產所得收入港幣59,100,000元以外，本回顧期間之溢利比去年同期減少20.6%。

貨櫃碼頭

本集團擁有10%權益的 HIT Investments Limited 錄得令人滿意的吞吐量與盈利增長。整體而言，為深圳及華南製造業基地服務的香港及鹽田深水港業務，錄得合計吞吐量增長18%和未計利息及稅項前盈利增長10%。在香港，香港國際貨櫃碼頭與聯營公司 COSCO-HIT 錄得合計吞吐量增長4%，未計利息及稅項前盈利則下跌4%，兩者皆由於鹽田碼頭錄得吞吐量增長56%和未計利息及稅項前盈利增長58%而得以抵銷。

建築物料

本集團之建築物料業務主要是生產和經銷預拌混凝土，該業務於截至二零零二年六月止六個月錄得的營業額及未計公司總部利息及費用前純利分別為港幣218,700,000元及港幣35,200,000元，較去年同期分別減少35.1%及51.0%。由於本港樓市仍未全面復蘇，故建築物料之需求仍然偏低。在回顧期間，政府基建工程項目亦相對不多。預期二零零二年下半年，預拌混凝土售價仍會飽受下調壓

Investments and others

The Group's other investments segment reported a turnover of HK$272.6 million (2001: HK$380.2 million) and a net profit before corporate interest and expenses of HK$188.6 million (2001: HK$296.7 million). Excluding the asset disposal income of HK$59.1 million, profit for the period under review fell by 20.6%.

Container Terminal

HIT Investments Limited, in which the Group has 10% interest, reported satisfactory growth in throughput and earnings. Overall, Hong Kong and Yantian deepwater port operations, which together serve the Shenzhen and Southern China manufacturing basin, reported combined throughput growth of 18% and an EBIT growth of 10%. In Hong Kong, Hong Kong International Terminals and COSCO-HIT, an associated company, reported a 4% increase in combined throughput but a 4% decline in EBIT, both of which was offset by Yantian Terminal's 56% growth in throughput and a 58% growth in EBIT.

Building Materials

The Group's building materials segment is engaged principally in the manufacturing and distribution of ready mixed concrete. Turnover and net profit before corporate interest and expenses for the six months ended June 2002 amounted to HK$218.7 million and HK$35.2 million respectively, representing a decrease of 35.1% and 51.0% over the same period of last year. Demand for construction materials is low as local property market has yet to fully recover. Relatively fewer government infrastructure projects were available for the period under review. Downward pressure on concrete selling prices is expected to stay in the second half of 2002. In a bid to maintain the profit margin,

力。為了保持毛利率，本集團已採取積極措施控制物料成本及減低開支，同時亦考慮進軍中國市場。

the Group has taken active steps to control the materials costs and to trim down overhead. The Group is also considering expanding the operations into the China market.

資金及融資

Capital and Funding

本集團集中處理所有盈餘儲備及營運資金需求，藉以有效監控資金運作，並降低平均資金成本。本集團仍然主要利用充盈的經營業務之現金流入、股本及銀行借貸，為業務和資本結構融資。

The Group centralizes surplus fund and funding requirements for all its operations to achieve better treasury operational control and lower average cost of funds. The Group continues to finance its operations and capital structure principally by strong recurring cash inflow from operating activities, equity capital and bank borrowings.

於二零零二年四月悉數償還175,000,000美元浮息票據後，本集團於二零零二年六月三十日之借貸承擔為港幣6,543,700,000元，其中港幣1,540,200,000元將於一年內到期，港幣4,887,100,000元將於二至五年內到期，以及港幣116,400,000元將於五年後到期。本集團於二零零二年六月三十日的綜合現金達港幣6,157,300,000元。以本集團的借貸淨額比對股東資金及少數股東權益計算，本集團的淨負債比率仍然偏低，約為2.4%。根據該標準，本集團擁有充盈的財務資源，足以應付於可見未來的重大投資計劃。

After full repayment of the Floating Rate Notes of US$175 million in April 2002, the Group's committed borrowings as at 30th June 2002 was HK$6,543.7 million with HK$1,540.2 million payable within 1 year, HK$4,887.1 million within 2 to 5 years and HK$116.4 million over 5 years. The Group's consolidated cash as of 30th June 2002 amounted to HK$6,157.3 million. Calculated on the basis of the Group's net borrowings over shareholders' funds and minority interests, the Group's net gearing ratio remained low at approximately 2.4%. On that basis, the Group has adequate financial resources to cope with its future plans for its material investments in the foreseeable future.

本集團大部份的資產均以港元、美元及人民幣訂值。於二零零二年六月三十日，本集團約有48.7%和29.3%之現金及現金等值分別以港元和美元訂值，其餘則主要以人民幣訂值。於二零零二年六月三十日，本集團之借貸中有47.1%以港元訂值、37.9%以美元訂值及14.7%以人民幣訂值。除零息保證可換股債券外，

The Group has a substantial portion of its assets denominated in Hong Kong dollars, U.S. dollars and Renminbi. As of 30th June 2002, the Group has 48.7% of its cash and cash equivalent denominated in Hong Kong dollars and 29.3% in U.S. dollars with the remainder largely held in Renminbi. As of 30th June 2002, the Group has 47.1% of its borrowings denominated in Hong Kong dollars, 37.9% in U.S. dollars and 14.7% in Renminbi. Except for the zero coupon convertible guaranteed bonds, the majority of the Group's borrowings are subject

本集團大部份借貸均為浮息借貸。於二零零二年六月三十日，本集團概無外幣合同、掉期利息或貨幣或其他財務衍生工具的重大風險。

to floating interest rates. As of 30th June 2002, the Group had no material exposure to foreign exchange contracts, interest or currency swaps or other financial derivatives.

於二零零二年六月三十日結算日，本集團將資產淨值為港幣933,500,000元(二零零一年十二月：港幣654,000,000元)之固定資產質押，以擔保為數港幣589,800,000元(二零零一年十二月：港幣438,300,000元)之短期貸款及長期貸款港幣37,600,000元(二零零一年十二月：港幣37,600,000元)。

At the balance sheet date of 30th June 2002, the Group has pledged its fixed assets with a net asset value of HK$933.5 million (December 2001: HK$654.0 million) to secure short-term loans in the sum of HK$589.8 million (December 2001: HK$438.3 million) and long-term loans in the sum of HK$37.6 million (December 2001: HK$37.6 million).

資本承擔

於二零零二年六月三十日，本集團有港幣334,600,000元之尚未履行之資本承擔，將由內部資源融資。

Capital Commitments

As at 30th June 2002, the Group's outstanding capital commitments which will be funded by internal resources, amounted to HK$334.6 million.

或然負債

於二零零二年六月三十日，本集團並無任可重大或然負債。

Contingent Liabilities

As at 30th June 2002, the Group has no material contingencies.

僱員

於二零零二年六月三十日，除聯營公司以外，本集團僱用約65,000人，其中約59,000人在中國內地僱用，其餘主要駐守香港。本集團僱員按其工作性質、個人表現及市場情況收取薪酬，附以花紅形式支付的獎勵計劃。股東已於二零零二

Employees

As at 30th June 2002, excluding associated companies, the Group employs approximately 65,000 people, of which approximately 59,000 are employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. The Group's employees are remunerated according to the nature of job, individual performance and market trends with built-in merit components, paid in the form of bonuses. A

年一月三十一日舉行之大會上批准以新購股權計劃取代舊計劃，有關詳情已載述於本集團二零零一年年報內。

new share option scheme to replace the old one was approved by the shareholders in the general meeting on 31st January 2002. Details of the scheme are described in the Group's 2001 annual report.

前景

Prospects

過去數年，本集團全力為經銷業務創造新動力，並減低對香港物業發展業務的依賴。根據本集團於二零零零年六月公佈的重組計劃，本集團已完成石油及化學品經銷業務、紡織業務之收購，以及將五豐行有限公司私有化。期內亦已出售非核心資產，包括所持有的華潤置地有限公司、華潤勵致有限公司及香港華人有限公司(前稱香港華人銀行集團有限公司)的權益。今天，我們過往付出的努力已漸見成果，二零零二年上半年集團盈利穩定，而來自本地物業發展項目一灝景灣的溢利亦已差不多全部入賬。展望未來，本集團將專注利用在中國內地的零售業務進一步帶動未來增長，並預期取得更穩定的經常溢利。

Over the past few years, the Group has made strenuous efforts to create a driver for its distribution businesses while reducing its reliance on the property development sector in Hong Kong. Pursuant to the restructuring plan announced in June 2000, the Group has completed the acquisition of the petroleum and chemical distribution operation and the textile operation as well as privatisation of Ng Fung Hong Limited. Non-core assets, including stakes in China Resources Land Limited, China Resources Logic Limited and HONGKONG CHINESE LIMITED (previously HKCB Bank Holding Company Limited), were disposed. Today, our efforts are gradually paid off as evident from the earnings stability in the first half of 2002 with profit from our local development project, Villa Esplanada, already exhausted. Looking forward, the Group will focus on using retail businesses in the Chinese Mainland to drive future growth thus earnings are expected to be more recurrent.

成功收購華潤萬佳是實踐本集團零售大計的重要一步。本集團希望在中國內地的零售總營業額透過業務本身的內涵增長及進行收購，可於未來五年達到人民幣500億元。按照本集團重點發展的首兩項業務模式 — 大賣場及超級廣場，將可加快開設新超級市場的速度。現正研究第三項業務模式，即主要銷售本集團自有品牌產品的折扣店。因此，我們預期未來數年來自本集團超級市場的營業額將會大幅增長。

The successful acquisition of China Resources Vanguard is an important step to implement our retailing plan. The Group aims to achieve a total retailing turnover of RMB50 billion in the Chinese Mainland in five years' time through organic growth as well as by acquisition. Supermarket store opening will accelerate with initial focus on two strategic formats — hypermarket and superstore. A third store format, discount store which sells mainly our own private labels, is also under study. Accordingly, we anticipate rising significance of our supermarket turnover in the coming years.

為了把握內地經濟的強勁表現及中國加入世界貿易組織之商機，本集團已拓展中國內地的投資。於回顧期間內，來自中國內地的營業額及除稅前溢利所佔比例分別增加至40%及25%，而二零零一年上半年的數字分別為31%及22%。

To capitalise on the strong performance of the mainland economy and opportunities brought by China's accession to the World Trade Organisation, the Group has expanded its investments in the mainland. During the period under review, the proportion of turnover and profit before tax from the Chinese Mainland increased to 40% and 25% respectively. This compares with 31% and 22% respectively in the first half of 2001.

香港持續通縮加上美國經濟復蘇步伐不穩，本集團將會繼續受到考驗。然而，本集團已採取審慎的成本控制措施並致力提升營運效率，加上目前資產負債狀況非常良好以及現有業務的現金流量穩定，本集團現正處於有利位置捕捉未來各種商機。我們將進而強化管理職能及提高透明度，讓投資者可透徹評估集團的重組計劃進度。除未能預見的情況外，董事有信心本集團業績可於二零零二年下半年持續報捷。

The deflationary environment in Hong Kong and uncertain pace of economic recovery in the US will continue to post challenges to the Group. However, prudent measures to control cost and enhance operating efficiency have been implemented. Coupled with our strong balance sheet and steady cashflow from the existing businesses, the Group is well positioned to capture the opportunities ahead. We will further strengthen our management functions and improve transparency so that investors can clearly measure the progress of our restructuring plan. Barring any foreseen circumstances, the Directors are confident that the Group will continue to report satisfactory results to its shareholders in the remainder of this year.

公司管治

自二零零一年底以來，發生多宗國際公司管治事件，動搖了投資者對公司管治標準、道德操守及會計守則的信心。本集團一如以往，向股東承諾會在各方面施行一級的公司管治。為進一步加強其獨立、問責及職能水平，本集團主席與董事總經理之職位一向由不同人士擔任，本集團將於本年底成立薪酬檢討委員會，並會委任獨立董事出任委員會主席。本集團亦會於本財政年度下一季開始，刊發自發性質的季度業績公告。昂首向前，本集團將繼續在營運及發展中進一步提高其公司管治水準及透明度。

CORPORATE GOVERNANCE

Since late 2001, several global corporate events have shaken investors' confidence in the standards of corporate governance, ethical behaviour and accounting discipline. The Group remains committed to ensure that shareholders receive excellent corporate governance in all aspects. In order to reinforce independence, accountability and responsibility, the role of the Group's chairman has always been separated from that of the Group's managing director and the Group will establish a remuneration committee chaired by an independent director later this year. The Group will also commence the announcement of its quarterly results on a voluntary basis starting the next quarter of this financial year. Going forward, the Group will continue to further improve its standards of corporate governance and transparency in its operations and development.

投資者關係

本集團為鞏固與投資者之關係，已由二零零二年二月起成立專責小組，負責適時及有效率地與海內外之新聞媒體、分析員及投資者進行溝通聯繫。除此以外，為使投資者對集團各項業務有更深入全面的認識，我們在回顧期間舉行了多次公司巡訪及投資者訪問團。本集團亦於二零零二年六月舉行了首次非融資的路演，超過140名來自全球各地的投資者有機會與高級管理層直接進行熱烈討論。本集團將繼續竭盡全力，通過主動與投資者及傳媒進行對話、積極參與業內主要之會議與研討會，從而加強與投資者的溝通聯繫。

INVESTOR RELATIONS

To strengthen the Group's relations with investors, a designated team has been established since February 2002 to facilitate timely and effective communication with the press, analysts and investors locally and abroad. Apart from that, in order to provide investors with a comprehensive perspective of our businesses, a number of company visits and investors' tours were organized during the period under review. The Group's first non-deal roadshow also took place during June 2002, where over 140 investors from all over the world were able to have direct and keen discussions with the senior management. The Group will continue its best efforts and commitment to strengthen its communication with investors via taking the initiative in frequent dialogues with investors and the media as well as active participation in key industry conferences and forums.

致謝

本人謹藉此機會代表董事局向本集團全體員工之不懈努力、摯誠投入致以最深謝意。

APPRECIATION

On behalf of the Board of Directors, I would also like to take this opportunity to express my sincere thanks to all the Group's employees for their continuous support and dedicated services.

承董事局命
寧高寧
主席
二零零二年九月四日

By order of the Board
Ning Gaoning
Chairman
4th September 2002

簡明綜合損益表
CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

截至二零零二年六月三十日止六個月
for the six months ended 30th June 2002

			截至六月三十日止六個月 Six months ended 30th June	
		附註 Notes	二零零二年 (未經審核) 港幣千元 **2002 (unaudited) HK$'000**	二零零一年 (未經審核) 港幣千元 2001 (unaudited) HK$'000
營業額	Turnover	4	**12,933,223**	12,059,464
銷售成本	Cost of sales		**(10,274,753)**	(9,841,622)
毛利	Gross profit		**2,658,470**	2,217,842
其他收益	Other revenue		**223,414**	289,630
銷售及分銷費用	Selling and distribution expenses		**(1,210,822)**	(863,210)
一般及行政費用	General and administrative expenses		**(745,896)**	(593,393)
經營溢利	Profit from operations		**925,166**	1,050,869
財務成本	Finance costs	5	**(171,046)**	(223,172)
應佔聯營公司業績	Share of results of associates		**208,601**	247,167
除稅前溢利	Profit before taxation	6	**962,721**	1,074,864
稅項	Taxation	7	**(139,284)**	(123,214)
除稅後溢利	Profit after taxation		**823,437**	951,650
少數股東權益	Minority interests		**(103,368)**	(163,815)
股東應佔溢利	Profit attributable to shareholders		**720,069**	787,835
股息	Dividends	8	**912,250**	462,899
每股盈利	Earnings per share	9		
基本	Basic		**HK$0.35**	HK$0.39
攤薄	Diluted		**HK$0.35**	HK$0.39

簡明綜合資產負債表

CONDENSED CONSOLIDATED BALANCE SHEET

		附註 Notes	於二零零二年六月三十日 (未經審核) 港幣千元 **At 30th June 2002 (unaudited) HK$'000**	於二零零一年十二月三十一日 (經審核) 港幣千元 At 31st December 2001 (audited) HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets	10	**12,550,310**	11,232,754
無形資產	Intangible assets	11	**913,213**	962,780
於聯營公司之權益	Interests in associates		**1,813,362**	3,203,171
其他投資	Other investments		**181,880**	81,749
預付款項	Prepayments		**378,000**	388,800
			15,836,765	15,869,254
流動資產	**Current assets**			
存貨	Stocks		**2,766,275**	2,197,371
貿易及其他應收款項	Trade and other receivables	12	**3,203,928**	2,671,743
可退回税項	Taxation recoverable		**14,702**	15,365
現金寄存律師專用戶口	Stakeholder accounts		**—**	29,264
已質押銀行存款	Pledged bank deposits		**39,947**	12,136
現金及銀行結存	Cash and bank balances		**6,117,353**	5,883,818
			12,142,205	10,809,697
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	13	**(5,289,142)**	(4,081,247)
短期貸款	Short term loans		**(1,540,204)**	(2,592,128)
應付税項	Taxation payable		**(182,821)**	(95,741)
			(7,012,167)	(6,769,116)
流動資產淨值	**Net current assets**		**5,130,038**	4,040,581
總資產減流動負債	**Total assets less current liabilities**		**20,966,803**	19,909,835
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities		**(5,003,524)**	(5,018,034)
遞延税項	Deferred taxation		**(36,574)**	(36,574)
			15,926,705	14,855,227
少數股東權益	**Minority interests**	14	**(3,157,723)**	(2,867,842)
			12,768,982	11,987,385
資本及儲備	***Capital and reserves***			
股本	Share capital		**2,074,611**	2,015,550
儲備	Reserves		**10,694,371**	9,971,835
			12,768,982	11,987,385

簡明綜合現金流量表
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

截至二零零二年六月三十日止六個月
for the six months ended 30th June 2002

		二零零二年 (未經審核) 港幣千元 2002 (unaudited) HK$'000	二零零一年 (未經審核) 港幣千元 (重列) 2001 (unaudited) HK$'000 (Restated)
經營業務之現金流入淨額	**Net cash from operating activities**	**1,212,298**	559,384
投資活動之現金流入／(流出)淨額	**Net cash from/(used in) investing activities**	**476,315**	(1,867,064)
融資之現金(流出)／流入淨額	**Net cash (used in)/from financing**	**(1,469,966)**	1,339,208
現金及現金等值增加	**Increase in cash and cash equivalents**	**218,647**	31,528
於一月一日之現金及現金等值	**Cash and cash equivalents at 1st January**	**5,879,936**	6,848,276
於六月三十日之現金及現金等值	**Cash and cash equivalents at 30th June**	**6,098,583**	6,879,804
現金及現金等值結餘之分析	**Analysis of the balances of cash and cash equivalents**		
現金及銀行結存	Cash and bank balances	**6,117,353**	6,880,021
銀行透支	Bank overdrafts	**(18,770)**	(217)
		6,098,583	6,879,804

簡明綜合股東權益變動表

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

截至二零零二年六月三十日止六個月
for the six months ended 30th June 2002

		股本 Share capital 港幣千元 HK$'000	股份溢價 Share premium 港幣千元 HK$'000	資本儲備 Capital reserve 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	匯兑儲備 Exchange reserve 港幣千元 HK$'000	一般儲備 General reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
滙率調整	Exchange rate adjustments	—	—	—	—	(61)	—	—	(61)
重估虧絀	Deficit on revaluation	—	—	—	(19,947)	—	—	—	(19,947)
因出售物業之調撥	Release due to disposal of properties	—	—	—	105	—	—	—	105
未於簡明綜合損益表內確認之虧損淨額	Net losses not recognised in the condensed consolidated profit and loss account	—	—	—	(19,842)	(61)	—	—	(19,903)
行使購股權	Exercise of share options	2,761	15,046	—	—	—	—	—	17,807
配發股份	Allotment of shares	56,300	414,931	—	—	—	—	—	471,231
發行股份費用	Share issue expenses	—	(19)	—	—	—	—	—	(19)
因出售聯營公司之調撥	Released due to disposal of an associate	—	—	313,656	—	4,251	—	—	317,907
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	—	720,069	720,069
股息	Dividends	—	—	—	—	—	—	(725,495)	(725,495)
轉撥	Transfer	—	—	—	—	—	5,233	(5,233)	—
股東權益變動淨額	Net changes in equity	59,061	429,958	313,656	(19,842)	4,190	5,233	(10,659)	781,597
於二零零二年一月一日之結餘	Balance at 1st January 2002	2,015,550	9,900,730	(5,730,249)	20,418	5,905	4,709	5,770,322	11,987,385
於二零零二年六月三十日之結餘	Balance at 30th June 2002	2,074,611	10,330,688	(5,416,593)	576	10,095	9,942	5,759,663	12,768,982
滙率調整	Exchange rate adjustments	—	—	—	—	(430)	—	—	(430)
因出售聯營公司之調撥	Release due to disposal of associates	—	—	—	—	(147)	—	—	(147)
未於簡明綜合損益表內確認之虧損淨額	Net losses not recognised in the condensed consolidated profit and loss account	—	—	—	—	(577)	—	—	(577)
行使購股權	Exercise of share options	10,752	70,684	—	—	—	—	—	81,436
為進一步收購附屬公司權益而配發股份	Allotment of shares for acquiring additional interest in a subsidiary	14,263	114,818	—	—	—	—	—	129,081
發行股份費用	Share issue expenses	—	(120)	—	—	—	—	—	(120)
因出售聯營公司之調撥	Released due to disposal of associates	—	—	—	—	—	(5,862)	5,862	—
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	—	787,835	787,835
股息	Dividends	—	—	—	—	—	—	(301,795)	(301,795)
轉撥	Transfer	—	—	—	—	—	423	(423)	—
股東權益變動淨額	Net changes in equitiy	25,015	185,382	—	—	(577)	(5,439)	491,479	695,860
於二零零一年一月一日之結餘	Balance at 1st January 2001	1,988,785	9,705,022	(6,020,946)	45,963	7,407	9,454	5,023,762	10,759,447
於二零零一年六月三十日之結餘	Balance at 30th June 2001	2,013,800	9,890,404	(6,020,946)	45,963	6,830	4,015	5,515,241	11,455,307

簡明財務報告附註
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. 簡明財務報告編製基準

本中期財務報表乃根據香港會計師公會頒佈的會計實務準則第二十五號「中期財務申報」編製。

1. Basis of Preparation of the Condensed Financial Statements

The interim financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice No. 25 "Interim financial reporting" ("SSAP 25") issued by the Hong Kong Society of Accountants.

2. 主要會計政策

本中期財務報表乃根據過往成本慣例編製，並已就投資物業之重估作出調整。

除採納了對二零零二年一月一日或以後起計之會計期間有效之經修訂會計實務準則，因而產生下述會計政策變動外，本中期財務報表所採納之主要會計政策與編製本集團截至二零零一年十二月三十一日止年度之全年財務報表所使用者均貫徹一致：

會計實務準則第十一號（經修訂）：「外幣折算」

附屬公司及聯營公司以港元以外貨幣列值之資產負債表及損益表，分別按結算日之匯率及平均匯率折算為港元。匯兑差額會作為儲備之變動處理。

2. Principal Accounting Policies

The interim financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties.

The accounting policies used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31st December 2001 except the following change in accounting policy for adoption of the revised SSAP stated below which became effective for accounting periods commencing on or after 1st January 2002:

SSAP 11 (revised): "Foreign currency translation"

The balance sheet of subsidiaries and associates expressed in currencies other than Hong Kong dollars are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

2. 主要會計政策(續)

於以往期間，附屬公司及聯營公司以港元以外貨幣申報之損益表，乃按結算日之匯率折算為港元。此乃會計政策之變動；然而，由於此項會計政策變動對本期及以往期間並無重大影響，故此未有重列以往期間海外企業損益表之折算。

3. 經修訂之披露規定

(甲) 現金流量表

會計實務準則第十五號(經修訂)「現金流量表」引進了三項經修訂之現金流量項目分類 — 營運、投資與融資，取代以往沿用之五個項目。以往期間之比較數字已作重列，使呈報方式貫徹一致。

(乙) 股東權益變動表

會計實務準則第一號(經修訂)「財務報表之呈報」規定，股東權益變動表在財務報表內須作獨立呈報。以往期間之比較數字已作重列，使呈報方式貫徹一致。

2. Principal Accounting Policies (continued)

In prior periods, the profit and loss account of subsidiaries and associates reported in currencies other than Hong Kong dollars was translated at closing rate. This is a change in accounting policy; however, the translation of the profit and loss account of foreign enterprises in prior periods has not been restated as the effect of this change is not material to the current and prior periods.

3. Revised Disclosure Requirements

(a) Cash Flow Statements

SSAP 15 (revised) "Cash flow statements" has introduced revised classifications of cash flows under three headings — operating, investing and financing, rather than the previous five headings. Comparative figures for the prior period have been restated in order to achieve a consistent presentation.

(b) Statement of Changes in Equity

SSAP 1 (revised) "Presentation of financial statements" requires to present the statement of changes in equity as a separate component of its financial statements. Comparative figures for the prior period have been restated in order to achieve a consistent presentation.

4. 營業額及分類資料

4. Turnover and Segment Information

主要申報規格 — 按業務劃分

Primary reporting format — business segments

		石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK'000	零售 Retail 港幣千元 HK'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK'000	飲品 Beverage 港幣千元 HK'000	紡織 Textiles 港幣千元 HK'000	物業 Property 港幣千元 HK'000	投資及其他業務 Investments and Others 港幣千元 HK'000	對銷 Elimination 港幣千元 HK'000	總計 Total 港幣千元 HK'000
截至二零零二年六月三十日止六個月	**Six months ended 30th June 2002**									
收益	**REVENUE**									
對外銷售	External Sales	4,557,996	2,636,914	2,372,444	1,845,602	999,517	248,104	272,646	—	12,933,223
業務間銷售	Inter-segment Sales	—	884	16,183	—	—	54,639	—	(71,706)	—
		4,557,996	2,637,798	2,388,627	1,845,602	999,517	302,743	272,646	(71,706)	12,933,223
其他收益	Other revenue	9,895	34,964	25,928	9,063	16,913	1,058	47,115	—	144,936
		4,567,891	2,672,762	2,414,555	1,854,665	1,016,430	303,801	319,761	(71,706)	13,078,159
分類業績	**Segment Result**	207,118	54,418	200,779	150,969	51,510	172,161	38,648	—	875,603
未經分攤之公司支出	Unallocated corporate expenses									(28,915)
利息收入	Interest income									78,478
經營溢利	Profit from operations									925,166
財務成本	Finance costs									(171,046)
應佔聯營公司純利	Share of net profits of associates	3,516	—	24,571	—	5,068	—	145,980	—	179,135
稅項	Taxation									(109,818)
除稅後溢利	**Profit after taxation**									823,437

4. 營業額及分類資料（續）

4. Turnover and Segment Information *(continued)*

		石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK'000	零售 Retail 港幣千元 HK'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK'000	飲品 Beverage 港幣千元 HK'000	紡織 Textiles 港幣千元 HK'000	物業 Property 港幣千元 HK'000	投資及其他業務 Investments and Others 港幣千元 HK'000	對銷 Elimination 港幣千元 HK'000	總計 Total 港幣千元 HK'000
截至二零零一年六月三十日止六個月	**Six months ended 30th June 2001**									
收益	**REVENUE**									
對外銷售	External Sales	5,149,517	1,885,656	2,837,112	1,130,956	—	675,971	380,252	—	12,059,464
業務間銷售	Inter-segment Sales	—	8,120	16,942	—	—	51,250	—	(76,312)	—
		5,149,517	1,893,776	2,854,054	1,130,956	—	727,221	380,252	(76,312)	12,059,464
其他收益	Other revenue	26,226	5,565	21,600	12,919	—	2,236	6,050	—	74,596
		5,175,743	1,899,341	2,875,654	1,143,875	—	729,457	386,302	(76,312)	12,134,060
分類業績	**Segment Result**	98,477	8,230	232,717	123,235	—	335,150	63,287	—	861,096
未經分攤之公司支出	Unallocated corporate expenses									(25,261)
利息收入	Interest income									155,949
出售投資所得溢利	Profit on disposal of investments									59,085
經營溢利	Profit from operations									1,050,869
財務成本	Finance costs									(223,172)
應佔聯營公司純利	Share of net profits of associates	6,265	1,432	20,749	—	—	—	191,987	—	220,433
稅項	Taxation									(96,480)
除稅後溢利	**Profit after taxation**									951,650

4. 營業額及分類資料(續) 4. Turnover and Segment Information (continued)

次要申報規格 — 按地區劃分 Secondary reporting format — geographical segments

		香港 Hong Kong 港幣千元 HK$'000	中國內地 Chinese Mainland 港幣千元 HK$'000	其他國家 Other Countries 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零二年六月三十日止六個月	**Six months ended 30th June 2002**				
分類收益	***Segment revenue***				
營業額	Turnover	6,878,650	5,159,245	895,328	12,933,223
其他收益	Other revenue	106,835	36,470	1,631	144,936
		6,985,485	5,195,715	896,959	13,078,159
截至二零零一年六月三十日止六個月	**Six months ended 30th June 2001**				
分類收益	**Segment revenue**				
營業額	Turnover	7,789,469	3,733,837	536,158	12,059,464
其他收益	Other revenue	54,953	19,033	610	74,596
		7,844,422	3,752,870	536,768	12,134,060

5. 財務成本 5. Finance Costs

		截至六月三十日止六個月 **Six months ended 30th June** 二零零二年 **2002** 港幣千元 **HK$'000**	 二零零一年 2001 港幣千元 HK$'000
融資租約利息	Interest on finance leases	**1,196**	2,175
須於五年內悉數償還之銀行貸款及其他貸款利息	Interest on bank loans and other loans wholly repayable within five years	**157,146**	214,742
融資支出	Financing charges	**12,704**	6,255
		171,046	223,172

6. 除稅前溢利 6. Profit before Taxation

		截至六月三十日止六個月 Six months ended 30th June	
		二零零二年 **2002** 港幣千元 **HK$'000**	二零零一年 2001 港幣千元 HK$'000
除稅前溢利已扣除：	**Profit before taxation has been arrived at after charging:**		
折舊	Depreciation		
— 自置資產	— Owned assets	**369,912**	256,293
— 按融資租約持有之資產	— Assets held under finance leases	**2,663**	3,467
無形資產之攤銷（包括於一般及行政費用內）	Amortisation of intangible assets (included in general and administrative expenses)		
— 商譽	— Goodwill	**30,005**	15,187
— 商譽以外之無形資產	— Intangible assets other than goodwill	**6,167**	4,972
固定資產減值虧損撥備	Impairment losses recognised of fixed assets	**8,522**	—
並已計入：	**And after crediting:**		
來自其他非上市投資之股息	Dividend from other unlisted investments	**2,087**	597
出售土地及樓宇所得溢利	Gain on disposal of land and buildings	**198**	—
按地區劃分之除稅前溢利分析如下：	**The analysis of profit before taxation by geographical location is set out below:**		
香港	Hong Kong	**685,213**	816,078
中國內地	Chinese Mainland	**239,111**	231,517
其他國家	Other countries	**38,397**	27,269
		962,721	1,074,864

7. 稅項

7. Taxation

		截至六月三十日止六個月 Six months ended 30th June	
		二零零二年 **2002** 港幣千元 **HK$'000**	二零零一年 2001 港幣千元 HK$'000
本期間稅項	**Current taxation**		
香港	**Hong Kong**		
本公司及附屬公司	Company and subsidiaries	**74,352**	78,686
聯營公司	Associates	**21,238**	22,871
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	**35,466**	15,798
聯營公司	Associates	**8,228**	3,863
		139,284	121,218
遞延稅項	**Deferred taxation**		
香港	**Hong Kong**		
附屬公司	Subsidiaries	**—**	1,996
		139,284	123,214

香港利得稅乃根據本期間之估計應課稅溢利按稅率16%(二零零一年：16%)計算。中國內地所得稅乃根據適用於本集團之中國內地有關稅務法例按估計應課稅溢利撥備。

Hong Kong Profits Tax is calculated at 16% (2001: 16%) on the estimated assessable profits for the period. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the Group in the Chinese Mainland.

8. 股息 8. Dividends

		截至六月三十日止六個月 Six months ended 30th June	
		二零零二年 **2002** 港幣千元 **HK$'000**	二零零一年 2001 港幣千元 HK$'000
二零零二年之已付特別中期股息每股普通股港幣0.25元（二零零一年：無）（附註：十五（乙））	2002 special interim, paid, of HK$0.25 per ordinary share (2001: Nil) (Note 15(b))	**518,142**	—
二零零一年應派付之末期股息每股普通股港幣0.10元（二零零零年：港幣0.15元）	2001 final, payable, of HK$0.10 (2000: HK$0.15) per ordinary share	**207,353**	301,795
於二零零二年九月四日宣派之二零零二年中期股息每股普通股港幣0.09元（二零零一年：港幣0.08元）	2002 Interim, declared on 4th September 2002 of HK$0.09 (2001: HK$0.08) per ordinary share	**186,755**	161,104
		912,250	462,899

董事於二零零二年九月四日舉行會議，宣派中期股息每股普通股港幣0.09元。該等總金額為港幣186,755,000元之中期股息乃根據截至本報告日之已發行股份數目而計算。建議派付之股息並未於此簡明財務報告中反映為應付股息，但將會計算入截至二零零二年十二月三十一日止年度作為保留溢利之分配。

At the meeting held on 4th September 2002 the directors declared an interim dividend of HK$0.09 per ordinary share. The aggregate amount to HK$186,755,000 were calculated based on the number of shares in issue as at the date of report. This declared dividend is not reflected as a dividend payable in these condensed accounts, but will be reflected as appropriation of retained profits for the year ending 31st December 2002.

9. 每股盈利　9. Earnings Per Share

		截至六月三十日止六個月 Six months ended 30th June	
		二零零二年 **2002** 港幣千元 **HK$'000**	二零零一年 2001 港幣千元 HK$'000
每股基本及攤薄盈利乃根據下列數據計算：	The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本及攤薄盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating basic and diluted earnings per share	**720,069**	787,835

		二零零二年 **2002**	二零零一年 2001
股份數目	**Number of shares**		
用以計算每股基本盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,063,501,624**	2,005,183,625
購股權可能對普通股構成之攤薄影響	Effect of dilutive potential ordinary shares in respect of share options	**12,158,950**	22,561,378
用以計算每股攤薄盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,075,660,574**	2,027,745,003

10. 固定資產 10. Fixed Assets

		港幣千元 HK$'000
於二零零二年一月一日之賬面淨值	Net book values at 1st January 2002	11,232,754
收購附屬公司時轉入	Relating to acquisition of subsidiaries	1,404,682
出售附屬公司時轉出	Relating to disposal of subsidiaries	(6,233)
添置	Additions	353,014
出售	Disposal	(32,863)
折舊	Depreciation	(372,575)
重估虧絀	Revaluation deficit	(19,947)
減值虧損撥備	Impairment loss recognised	(8,522)
於二零零二年六月三十日之賬面淨值	Net book values at 30th June 2002	12,550,310

11. 無形資產 11. Intangible Assets

		商譽 Purchased goodwill 港幣千元 HK$'000	負商譽 Negative goodwill 港幣千元 HK$'000	商標 Brand names 港幣千元 HK$'000	發展成本 Development costs 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
成本	**Cost**					
於二零零二年一月一日	At 1st January 2002	845,841	—	185,008	25,365	1,056,214
收購附屬公司	Acquisition of subsidiaries	200,767	(142,138)	—	—	58,629
增持附屬公司股權	Increase in equity interest in subsidiaries	7,066	(78,523)	—	—	(71,457)
出售	Disposal	—	—	(546)	—	(546)
於二零零二年六月三十日	At 30th June 2002	1,053,674	(220,661)	184,462	25,365	1,042,840
累計攤銷	**Accumulated amortisation**					
於二零零二年一月一日	At 1st January 2002	37,330	—	37,472	18,632	93,434
出售撥回	Written back on disposal	—	—	(200)	—	(200)
減值虧損撥備	Impairment loss recognised	—	—	1,831	1,974	3,805
期內攤銷	Charge for the period	30,005	(3,584)	5,108	1,059	32,588
於二零零二年六月三十日	At 30th June 2002	67,335	(3,584)	44,211	21,665	129,627
賬面淨值	**Net book values**					
於二零零二年六月三十日	At 30th June 2002	986,339	(217,077)	140,251	3,700	913,213
於二零零一年十二月三十一日	At 31st December 2001	808,511	—	147,536	6,733	962,780

12. 貿易及其他應收款項

應收貿易賬款已包括於貿易及其他應收款項內，應收貿易賬款之賬齡分析如下：

12. Trade and Other Receivables

Included in trade and other receivables are trade receivables and their ageing analysis is as follows:

		於二零零二年六月三十日 At 30th June 2002 港幣千元 HK$'000	於二零零一年十二月三十一日 At 31st December 2001 港幣千元 HK$'000
0－30天	0–30 days	**1,312,560**	942,845
31－60天	31–60 days	**185,906**	205,087
61－90天	61–90 days	**99,820**	42,982
> 90天	> 90 days	**191,275**	129,568
		1,789,561	1,320,482

本集團一般給予客戶以下之信貸期：

(甲) 貨到付款；及
(乙) 六十天賒賬。

The Group normally trades with its customers under the following credit terms:

(a) cash upon delivery; and
(b) open credit within 60 days.

13. 貿易及其他應付款項

應付貿易賬款已包括於貿易及其他應付款項內，應付貿易賬款之賬齡分析如下：

13. Trade and Other Payables

Included in trade and other payables are trade payables and their ageing analysis is as follows:

		於二零零二年六月三十日 **At 30th June 2002** 港幣千元 **HK$'000**	於二零零一年十二月三十一日 At 31st December 2001 港幣千元 HK$'000
0－30天	0–30 days	**1,158,677**	752,262
31－60天	31–60 days	**435,676**	413,297
61－90天	61–90 days	**187,750**	148,770
> 90天	>90 days	**324,900**	237,592
		2,107,003	1,551,921

14. 少數股東權益

少數股東權益包括有關少數股東墊付予附屬公司之款項港幣275,311,000元（二零零一年十二月三十一日：港幣286,748,000元），該等款項乃被視為該等少數股東就該等附屬公司之營運作出之注資額（連同繳足股本）之一部份。

14. Minority Interests

Included in the minority interests are amounts advanced to subsidiaries by the respective minority shareholders of HK$275,311,000 (31st December 2001: HK$286,748,000) which are considered as part of their contributions, together with paid up capital, made to finance the operations of these subsidiaries.

15. 收購及出售

15. Acquisition and Disposal

(甲) 於截至二零零二年六月三十日止六個月內所收購之附屬公司業務已概述如下：

(a) Acquisiton of subsidiaries during the six months ended 30th June 2002 are summarised as follows:

收購附屬公司	Acquisiton of Subsidiaries	二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000
固定資產	Fixed assets	**1,404,682**	328,131
存貨	Stocks	**483,635**	111,642
貿易及其他應收款項	Trade and other receivables	**528,925**	139,426
貿易及其他應付款項	Trade and other payables	**(812,613)**	(14,677)
短期貸款	Short term loans	**(333,670)**	(29,140)
少數股東權益	Minority interests	**(397,719)**	(57,870)
其他資產減負債	Other assets less liabilities	**501,193**	23,500
		1,374,433	501,012
收購產生之負商譽	Negative goodwill arising on acquisition	**(142,138)**	—
收購產生之商譽	Purchased goodwill arising an acquisition	**200,767**	106,640
		1,433,062	607,652
減：收購前持有之聯營公司資產淨值	Less: Net assets of an associate held prior to acquisition	**(42,108)**	—
		1,390,954	607,652
以下列方式支付：	Discharged by:		
現金代價	Cash consideration	**833,264**	334,722
發行股份	Issue of shares	**471,231**	—
應付賬項	Accounts payable	**86,459**	272,930
		1,390,954	607,652
收購產生之現金流出淨額	Net cash outflow arising on acquisiton		
現金代價	Cash consideration	**833,264**	334,722
收購所得現金及銀行結存	Cash and bank balances acquired	**(290,680)**	—
收購所得銀行透支	Bank overdraft acquired	**5,443**	—
		548,027	334,722

15. 收購及出售(續)

(乙) 出售聯營公司

於二零零一年十月三十一日，本集團訂立一項有條件協議，藉以出售其於香港華人有限公司(前稱香港華人銀行集團有限公司)之全部權益，總代價約為港幣1,809,190,000元。出售事項已於二零零二年一月完成，就此已支付特別現金股息每股普通股25港仙，總金額約為港幣518,100,000元。

15. Acquisition and Disposal (continued)

(b) Disposal of an associate

On 31st October 2001, the Group entered into a conditional agreement to dispose of its entire interest in HONGKONG CHINESE LIMITED, formerly known as The HKCB Bank Holding Company Limited, at an aggregate consideration of approximately HK$1,809.19 million. The disposal was completed in January 2002 and a special cash dividend of HK25 cents per ordinary share of the Company totalling approximately HK$518.1 million was paid.

16. 資本承擔

16. Capital Commitments

		於二零零二年六月三十日 **At 30th June 2002** 港幣千元 **HK$'000**	於二零零一年十二月三十一日 At 31st December 2001 港幣千元 HK$'000
購買固定資產而於結算日尚未完成之資本承擔如下：	Capital commitment for purchase of fixed assets outstanding at the balance sheet date are as follows:		
已簽約但尚未撥備之購入及興建固定資產	Contracted for but not provided for purchase and construction of fixed assets	**140,630**	124,987
已批准但尚未簽約之	Authorised but not contracted for		
租賃物業之開支	Expenditure in leasehold properties	**13,343**	75,536
購入及興建固定資產	Purchase and construction of fixed assets	**180,648**	307,699
		334,621	508,222

17. 關連交易

甲. 於二零零二年六月三日，本公司與中國華潤總公司(「中國華潤」)以及中潤國內貿易公司，訂立一項有關收購萬佳百貨股份有限公司(現稱華潤萬佳超級市場有限公司)百分之六十五股權之收購協議，代價為人民幣372,000,000元。中潤國內貿易公司乃中國華潤之全資附屬公司，而中國華潤則為本公司之最終控股公司。代價乃訂約各方經過公平協商並參考市盈率後而釐定，該項交易已於二零零二年六月三十日後完成。

17. Related Party Transactions

A. The Company entered into an acquisition agreement with China Resources National Corporation ("CRNC") and 中潤國內貿易公司 on 3rd June 2002 for the acquisition of 65 per cent equity interests in China Vanguard Super Department Co., Ltd. (now known as China Resources Vanguard Supermarket Company Limited) at a consideration of RMB372 million. 中潤國內貿易公司 is a wholly-owned subsidiary of CRNC and CRNC is the ultimate holding company of the Company. The consideration was arrived at after arm's length negotiation between the parties thereto and with reference to price earnings multiple. The transaction was completed subsequent to 30th June 2002.

17. 關連交易(續)

17. Related Party Transactions (continued)

乙. 期內，本集團亦曾與有關連人士訂立以下交易：

B. During the period, the Group also entered into transactions with related parties as follows:

		截至六月三十日止六個月 Six months ended 30th June 二零零二年 2002 港幣千元 HK$'000	二零零一年 2001 港幣千元 HK$'000
向母公司集團之附屬公司銷售貨品(附註甲)	Sales of goods to fellow subsidiaries (note a)	**12,381**	7,978
從母公司集團之附屬公司購入貨品(附註甲)	Purchases of goods from fellow subsidiaries (note a)	**3,279**	6,507
向母公司集團之附屬公司支付營業租約款項及其他費用(附註乙)	Operating lease payments and other charges paid to fellow subsidiaries (note b)	**34,069**	22,419
母公司集團之一間附屬公司提供建築服務(附註乙)	Construction services provided by a fellow subsidiary (note b)	**42,207**	211,574
應付控股公司及母公司集團之一間附屬公司之儲油服務費(附註乙)	Tank storage service fees payable to a holding company and a fellow subsidiary (note b)	**70,800**	70,800
應收直屬控股公司及母公司集團之一間附屬公司之儲存設施管理費用(附註乙)	Storage facilities management fees receivable from immediate holding company and a fellow subsidiary (note b)	**9,996**	9,996

附註：

(甲) 此等交易是參考當時市價進行。

(乙) 此等交易是依據有關協議內之定價政策進行。

(丙) 期內，本集團亦按象徵性價格，租賃若干由本公司之控股公司擁有之單位。

Notes:

(a) The transactions were carried out with reference to the prevailing market price.

(b) The transactions were carried out in accordance with the pricing policies set out in the relevant agreements.

(c) During the period, the Group also leased certain premises owned by the Company's holding company with a nominal amount.

其他資料
OTHER INFORMATION

購股權

於回顧期內，本公司設立了兩項購股權計劃，即「新計劃」及「舊計劃」(二零零一年之年報已界定兩者之涵義)。舊計劃已於二零零二年一月三十一日終止。下述於二零零二年一月三十一日或以後授出之購股權乃根據新計劃發行，其餘為根據舊計劃發行。於一九九九年一月一日以前根據舊計劃授出之若干購股權之歸屬期，由授出當日起計直至二零零二年九月十六日為止。於一九九九年一月一日以後根據舊計劃授出之購股權及根據新計劃授出之購股權之歸期為緊隨授出當日起計十年。根據新舊計劃授出的購股權，可於緊隨授出之日起計十年內行使，或於接納授出購股權後每年可予行使有關購股權可認購之股份之20%至33%。

除下文所披露者外，於回顧期內，本公司之董事、行政總裁、主要股東或彼等各自之聯繫人及本集團之貨品及服務供應商(並非新計劃下的合資格參與者)，均未曾獲授(或獲授超出個人上限之)其他購股權及未曾行使其他購股權，及並無其他購股權根據有關購股權計劃之條款而註銷或失效。

Share Options

During the period under review, the Company operates two share option schemes, namely the "Old Scheme" and "New Scheme" which were defined in the 2001 Annual Report. The Old Scheme terminated on 31st January 2002. Share options disclosed below and granted on or after 31st January 2002 are issued under the New Scheme while the remaining options are under the Old Scheme. Certain share options granted before 1st January 1999 under the Old Scheme are vested from the date of grant to 16th September 2002. For share options granted after 1st January 1999 under the Old Scheme and for share options granted under the New Scheme, these share options are vested for a period of 10 years immediately after the date of grant. Share options granted under the Old Scheme and the New Scheme are generally either exercisable within a period of 10 years immediately after the date of grant or between 20% and 33% of shares to be subscribed under relevant share options will commence to be exercisable in each calendar year after the acceptance of a grant.

Save disclosed below, no other share options have been granted (or granted in excess of individual limit) and exercised, cancelled or lapsed in accordance with the terms of the relevant share option scheme during the period under review in relation to each of the directors, chief executive, substantial shareholder of the Company or their respective associates and the suppliers of goods and service of the group (which is not an eligible participant under the New Scheme).

購股權(續)

(甲)董事

於二零零二年六月三十日，下列董事持有根據本公司之新舊購股權計劃而可認購股份之購股權權益。根據該兩項購股權計劃授予董事而仍然生效之購股權如下：

Share Options (continued)

(a) Directors

As at 30th June 2002, the following directors had interests in respect of options to subscribe for shares under both share option schemes of the Company. Share options granted to directors under both share option schemes are set out below:

董事姓名	Name of directors	授出日期 Date of grant	行使價 Exercise price 港幣元 HK$	購股權數目 Number of share options 於二零零二年一月一日尚未行使 Outstanding at 1/1/2002	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零二年六月三十日尚未行使 Outstanding at 30/6/2002	本公司股份價格[1] Price of Company's shares[1] 已授出之購股權 For options granted 港幣元 HK$	已行使之購股權 For options exercised 港幣元 HK$
寧高寧	Ning Gaoning	11/05/1996	3.856	3,300,000	—	—	—	—	3,300,000	—	—
		17/11/1997	14.30	1,200,000	—	—	1,200,000	—	—	—	—
		20/06/2000	7.190	3,300,000	—	—	—	—	3,300,000	—	—
		07/02/2002	7.170	—	1,200,000	—	—	—	1,200,000	7.100	—
宋林	Song Lin	20/06/2000	7.190	200,000	—	—	—	—	200,000*	—	—
		07/02/2002	7.170	—	2,000,000	—	—	—	2,000,000	7.100	—
陳樹林	Chen Shulin	21/11/2000	7.080	1,186,000	—	—	—	—	1,186,000	—	—
		21/11/2000	10.86	442,000	—	—	442,000	—	—	—	—
		21/11/2000	11.95	884,000	—	—	884,000	—	—	—	—
		07/02/2002	7.170	—	1,326,000	—	—	—	1,326,000	7.100	—
喬世波	Qiao Shibo	02/04/2001	8.430	1,800,000	—	—	1,800,000	—	—	—	—
		07/02/2002	7.170	—	1,800,000	—	—	—	1,800,000	7.100	—
閻飈	Yan Biao	11/05/1996	3.856	1,700,000	—	—	—	—	1,700,000	—	—
		17/11/1997	14.30	1,000,000	—	—	1,000,000	—	—	—	—
		20/06/2000	7.190	3,000,000	—	—	—	—	3,000,000	—	—
		07/02/2002	7.170	—	1,000,000	—	—	—	1,000,000	7.100	—
姜智宏	Keung Chi Wang, Ralph	17/11/1997	14.30	500,000	—	—	500,000	—	—	—	—
		20/06/2000	7.190	1,400,000	—	—	—	—	1,400,000	—	—
		07/02/2002	7.170	—	500,000	—	—	—	500,000	7.100	—
劉百成	Lau Pak Shing	17/11/1997	14.30	500,000	—	—	500,000	—	—	—	—
		20/06/2000	7.190	1,000,000	—	—	—	—	1,000,000	—	—
		07/02/2002	7.170	—	500,000	—	—	—	500,000	7.100	—
陳威武	Chan Wai Mo	13/10/1999	8.480	300,000	—	—	300,000	—	—	—	—
		20/06/2000	7.190	800,000	—	—	—	—	800,000	—	—
		07/02/2002	7.170	—	300,000	—	—	—	300,000	7.100	—
王群	Wang Qun	11/05/1996	3.856	40,000	—	—	—	—	40,000	—	—
		06/01/2000	9.790	400,000	—	—	400,000	—	—	—	—
		20/06/2000	7.190	400,000	—	—	—	—	400,000	—	—
		07/02/2002	7.170	—	400,000	—	—	—	400,000	7.100	—
鍾義	Zhong Yi	11/05/1996	3.856	80,000	—	—	—	—	80,000	—	—
		20/06/2000	7.190	1,500,000	—	—	—	—	1,500,000	—	—
鄺文謙	Kwong Man Him	07/02/2002	7.170	—	2,000,000	—	—	—	2,000,000	7.100	—
蔣偉	Jiang Wei	08/03/2002	7.500	—	600,000	—	—	—	600,000	7.650	—
謝勝喜	Xie Shengxi	08/03/2002	7.500	—	380,000	—	—	—	380,000	7.650	—
盧海安(於二零零二年一月十四日離任)	Lu An (Resigned on 14th January 2002)	07/12/1998	8.980	200,000	—	—	—	200,000	—	—	—
		20/06/2000	7.190	770,000	—	392,000	—	378,000	—	—	—
許志明(於二零零一年十一月十三日離任)	Xu Zhiming (Resigned on 13th November 2001)	13/10/1999	8.480	1,500,000	—	—	—	1,500,000	—	—	—

購股權(續)

Share Options (continued)

* 根據證券(披露權益)條例(「披露權益條例」)第三十一條,宋林先生被視為擁有本公司授予其妻之200,000股普通股購股權。

* By virtue of Section 31 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), Mr. Song Lin is deemed to be interested in the share option for 200,000 ordinary shares granted by the Company to his wife.

(乙) 僱員及其他參與者

除所有非執行董事外,本公司之所有董事均為本集團之僱員,彼等各自之購股權總數已於上文(a)段披露。以下是本公司授出予本集團僱員及其他參與者的購股權概況。

(b) Employees and other participants

Except for all non-executive directors, all directors of the Company are employees of the Group and their respective aggregate share options are disclosed in paragraph (a) above. Summary of options granted to employees of the Group and other participants are set out below.

(i) 僱員(不包括董事)

(i) Employees (other than directors)

		購股權數目 Number of share options						本公司股份價格[1] Price of Company's shares[1]	
授出日期 Date of grant	行使價 Exercise price 港幣元 HK$	於二零零二年一月一日尚未行使 Outstanding at 1/1/2002	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零二年六月三十日尚未行使 Outstanding at 30/6/2002	已授出之購股權 For options granted 港幣元 HK$	已行使之購股權 For options exercised 港幣元 HK$
舊計劃 Old Scheme									
11/05/1996	3.856	3,030,000	—	610,000	—	2,112,000	308,000	—	8.346
17/11/1997	14.300	700,000	—	—	—	—	700,000	—	—
07/12/1998	8.980	2,278,000	—	—	1,540,000	388,000	350,000	—	—
13/10/1999	8.480	20,000	—	—	20,000	—	—	—	—
06/01/2000	9.790	170,000	—	—	170,000	—	—	—	—
18/02/2000	9.590	2,000,000	—	—	2,000,000	—	—	—	—
20/06/2000	7.190	6,843,000	—	134,000	—	992,000	5,717,000	—	9.122
17/07/2000	8.860	922,000	—	—	922,000	—	—	—	—
14/08/2000	9.670	1,000,000	—	—	—	1,000,000	—	—	—
22/08/2000	9.720	240,000	—	—	240,000	—	—	—	—
21/11/2000	7.080	6,118,000	—	1,013,000	—	503,000	4,602,000	—	8.532
21/11/2000	9.290	214,000	—	—	214,000	—	—	—	—
21/11/2000	10.820	1,026,000	—	—	980,000	46,000	—	—	—
21/11/2000	10.860	46,000	—	—	46,000	—	—	—	—
21/11/2000	11.730	800,000	—	—	666,000	134,000	—	—	—
21/11/2000	11.950	798,000	—	—	798,000	—	—	—	—
11/01/2001	8.730	400,000	—	—	400,000	—	—	—	—
02/04/2001	8.430	7,778,000	—	—	6,846,000	932,000	—	—	—
30/07/2001	9.120	400,000	—	—	400,000	—	—	—	—
		34,783,000	—	1,757,000	15,242,000	6,107,000	11,677,000		
新計劃 New Scheme									
07/02/2002	7.170	—	18,100,000	122,000	—	—	17,978,000	7.100	9.283
19/04/2002	7.400	—	15,742,000	490,000	—	12,000	15,240,000	7.450	9.280
23/05/2002	8.900	—	300,000	—	—	—	300,000	8.900	—
		—	34,142,000	612,000	—	12,000	33,518,000		

購股權(續)

Share Options (continued)

(ii) 其他參與者

(ii) Other Participants

授出日期 Date of grant	行使價 Exercise price 港幣元 HK$	購股權數目 Number of share options 於二零零二年一月一日尚未行使 Outstanding at 1/1/2002	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零二年六月三十日尚未行使 Outstanding at 30/6/2002	本公司股份價格[1] Price of Company's shares[1] 已授出之購股權 For options granted 港幣元 HK$	已行使之購股權 For options exercised 港幣元 HK$
05/03/2002	7.350	—	24,720,000	—	—	112,000	24,608,000	7.200	—
23/05/2002	8.900	—	80,000	—	—	—	80,000	8.900	—
		—	24,800,000	—	—	112,000	24,688,000		

1 就已授出之購股權所披露之本公司股份價格，為緊接各購股權授出日期前一個交易日股份於聯交所之收市價。就行使購股權所披露之本公司股份價格，為緊接購股權行使日期前股份於聯交所之收市價之加權平均數。

1 The price of the Company's shares disclosed for options respective granted is the closing price quoted on the Stock Exchange on the trading day immediately before the date of the grant of the respective options. The price of the Company's shares disclosed for the exercise of options is the weighted average of the closing prices quoted on the Stock Exchange immediate before the date of exercises of options.

董事之證券權益

於二零零二年六月三十日，陳普芬博士個人實益擁有本公司506,000股普通股，及以受託人身份持有本公司70,000股普通股。宋林先生因其妻擁有之本公司200,000股普通股而被視為擁有該等股份權益。

同日，若干董事於根據本公司的購股權計劃所授出可認購股份之購股權中擁有權益。根據本公司之購股權計劃授予各董事之購股權已於上文「購股權」一節內列載。

Directors' Interests in Securities

As at 30th June 2002, Dr. Chan Po Fun, Peter was personally beneficially interested in 506,000 ordinary shares and held 70,000 ordinary shares as trustee in the Company. Mr. Song Lin is deemed to have interest in 200,000 ordinary shares of the Company by virtue of his wife's interest in these shares.

At the same date, certain directors had interests in respect of options to subscribe for shares under the share option schemes of the Company. Options granted to respective directors are set out under the section headed "Share Options" above.

董事之證券權益(續)

除上述者外，並無任何董事、行政總裁或彼等之聯繫人士實益或非實益擁有有關本公司現有購股權計劃下可認購股份之購股權權益，或本公司或其相聯法團之任何股本權益及債務證券權益； 而須按證券(披露權益)條例第二十九條記錄於董事權益登記冊內，或根據上市公司董事進行證券交易之標準守則知會本公司及香港聯合交易所有限公司(「聯交所」)。

Directors' Interests in Securities (continued)

Apart from the foregoing, none of the directors, chief executives or their associates had any beneficial or non-beneficial interest in respect of options to subscribe for shares under the existing share options schemes of the Company, in the share capital and debt securities of the Company or its associated corporation which is required to be recorded in the Register of Directors' Interests pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("the Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

主要股東

根據按證券(披露權益)條例第十六(一)條而設立之權益登記冊所載，於二零零二年六月三十日申報持有本公司已發行股本10%或以上權益之股東如下：

Substantial Shareholders

As at 30th June 2002, the following declaration of interests by shareholders holding 10% or more of the issued share capital of the Company has been recorded in the Register of Interests pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance:

名稱	Name	普通股數目 No. of ordinary shares
中國華潤總公司(「中國華潤」)*	China Resources National Corporation ("CRNC")*	1,153,776,475
華潤(集團)有限公司(「華潤集團」)*	China Resources (Holdings) Company Limited ("CRH")*	1,153,776,475

* 華潤集團是本公司之直屬控股公司，而中國華潤則為華潤集團之控股公司。因此，根據證券(披露權益)條例第八條，中國華潤和華潤集團兩者均被視為擁有本公司同等股本權益。

* CRH is the immediate holding company of the Company. CRNC is the holding company of CRH. Therefore both CRNC and CRH are deemed to have the same interests in the share capital of the Company by virtue of Section 8 of the Securities (Disclosure of Interests) Ordinance.

控股股東之強制履行責任

根據一項貸款協議，華潤集團須繼續實益擁有本公司有投票權之股份最少35%，及或繼續為本公司之唯一最大股東（不論直接或間接透過其附屬公司）。於二零零二年六月三十日，該等須於五年內悉數償還之備用額為港幣2,900,000,000元，已經全數動用。

Specific Performance Obligations on controlling Shareholder

According to a loan agreement, CRH is required to remain as a beneficial owner of at least 35% of the voting shares of the Company and or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company. As at 30th June 2002, the amount of such facility was HK$2,900 million and was fully drawn down. Such facility is wholly repayable within five years.

購買、出售或贖回上市證券

本公司或其附屬公司於截至二零零二年六月三十日止六個月內，概無購買、出售或贖回本公司任何上市證券。

Purchase, Sale or Redemption of Listed Securities

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30th June 2002.

最佳應用守則

除了非執行董事並無指定委任任期而需輪值退任外，董事概無獲悉任何資料可合理顯示本公司現時並無，或於截至二零零二年六月三十日止六個月內並無遵守聯交所證券上市規則附錄十四所載之最佳應用守則。

Code of Best Practice

With the exception that non-executive directors have no set term of office but retire from office on a rotational basis, none of the directors is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended 30th June 2002 in compliance with the code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on the Exchange.

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【清明上河圖】乃我國一幅有名的宋代畫卷，描繪汴河畔的市井風情，其內容包羅萬有，圍繞著當時市集之期，交投暢旺，商機處處，表現豐盛饒富的時代為大前題，喻意華潤創業業務蒸蒸日上，貨如輪轉。

"*Qingming shanghe tu*" is a famous silk scroll, painted during the Song dynasty, portraying urban activity along the Bian River. Reflecting the greatness of the era, with numerous commerce opportunities, symbolizes the company's prosperous future, with lots of business, and loads of return.

DESIGN & PRODUCTION: THE DESIGN ASSOCIATES LTD. www.tda.com.hk PRINTED BY ROMAN FINANCIAL PRESS LIMITED



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